Exhibit 10.1

April 8, 2009

Richard W. Koe

Dear Rick:

This letter acknowledges that on February 26, 2009, TigerLogic Corporation (the “Company”) appointed you as its interim President and Chief Executive Officer. This letter confirms the terms of your offer of employment with the Company as its interim President and Chief Executive Officer. Such terms are as follows:

1. Duties. The Company acknowledges that you will continue to serve as the President of Astoria Capital Management, as the Managing General Partner of Astoria Capital Partners, L.P., and as a director on the Company’s Board of Directors during your employment relationship with the Company. Astoria Capital Management is the General Partner of Astoria Capital Partners, L.P., a majority stockholder of the Company. However, you also acknowledge and agree that you will be able to devote sufficient business time, attention and energies to fulfill your duties as the President and Chief Executive Officer of the Company.

2. Base Salary. You acknowledge and agree that from February 26, 2009 until March 31, 2009, the Company paid you the minimum salary basis for your services, less applicable withholdings. Starting on April 1, 2009, the Company will pay you an annual base salary of $240,000, less applicable withholdings, in accordance with the Company’s normal payroll procedures.

3. Health Benefit Reimbursement Payments. The Company will reimburse you for the monthly payments that you make for health insurance coverage for you and your spouse and your dependents during the period of your employment with the Company. The Company will make these reimbursement payments to you consistent with the Company’s normal expense reimbursement policy, provided that you submit documentation to the Company substantiating your payments for health insurance coverage. You shall also be eligible to participate in the Company’s other, customary, employee benefit plans, including dental, vision, and disability insurance plans.

4. Vacation. As an officer of the Company, you shall be designated as an exempt employee. You will not accrue vacation or sick leave time. Reasonable time away from work is at your discretion and should be scheduled so as not to interfere with critical corporate activities or your obligations to the Company.

5. Severance Following Termination of Employment. In the event that the Board of Directors appoints a new President and Chief Executive Officer for the Company followed by the termination of your employment with the Company, then, subject to the release requirement and Section

409A provisions prescribed in Appendix A attached hereto, you shall be entitled to receive a lump sum severance payment in an amount equal to three (3) months of your base salary, less applicable withholdings, as in effect immediately prior to such termination, provided that you and the Company agree to execute and not revoke a release of claims agreement in a form acceptable to the Company.

6. At-Will Employment. Your employment with the Company constitutes “at-will” employment, and thus your employment relationship with the Company may be terminated, or you may resign, at any time with or without reason, notice, or cause. If your employment terminates for any reason, you shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this letter agreement, or as may otherwise be established under the Company’s then existing employee benefit plans or policies as of the date of termination.

7. Successors. Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the Company’s obligations under this letter agreement and agree expressly to perform the Company’s obligations under this letter agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this letter agreement, the term “Company” shall include any successor to the Company’s business and/or assets that executes and delivers the assumption agreement described in this paragraph or that becomes bound by the terms of this letter agreement by operation of law. Without the written consent of the Company, you shall not assign or transfer this letter agreement or any right or obligation under this letter agreement to any other person or entity. Notwithstanding the foregoing, the terms of this letter agreement and all your rights hereunder shall inure to the benefit of, and be enforceable by, your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

8. Immigration Verification. For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

9. Confidential Information. As a Company employee, you will be expected to abide by the Company’s rules and regulations, and the Company will require you to sign an acknowledgment that you have read and understand the Company’s rules of conduct. You also agree to maintain the confidentiality of all confidential, proprietary, and trade secret information of the Company and agree, as a condition of your employment, to enter into an At Will Employment, Confidential Information, Inventions Assignment and Arbitration Agreement (the “Confidentiality Agreement”). The Agreement provides for arbitration of all claims and disputes relating to or arising out of your employment relationship with the Company, subject to limitations of any applicable law.

10. Integration. This letter (including Appendix A, attached hereto), the documents incorporated herein by reference, and the Confidentiality Agreement represent the entire agreement and understanding between you and the Company concerning your employment relationship with the Company, and supersede and replace any and all prior agreements and understandings concerning your employment relationship with the Company, whether written or oral. The terms of this letter may only be amended by a written document that is signed by the Company and you.

11. Governing Law. California law governs this letter, without regard to its choice of law rules. You and the Company hereby agree to personal jurisdiction and venue in the state and federal courts of the state of California.

12. Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, the remainder of this letter shall continue in full force and effect without such provision.

13. Voluntary Execution. You acknowledge that you have had the opportunity to discuss this matter with, and obtain advice from, an attorney, have had sufficient time to, and have carefully read and fully understand, all the provisions of this letter, and are knowingly and voluntarily entering into this letter.

To indicate your acceptance of the Company’s offer (including Appendix A, attached hereto), please sign and date this letter in the space provided below and return it to me. A duplicate original is enclosed for your records.

We look forward to working with you at TigerLogic Corporation.

Sincerely,

By	/s/ Gerald F. Chew
Gerald F. Chew
Director

By	/s/ Douglas G. Marshall
Douglas G. Marshall
Director

ACCEPTED AND AGREED TO this
8th day of April, 2009

/s/ Richard W. Koe
Richard W. Koe

Enclosures:

Duplicate Original Letter

At-Will Employment, Confidential Information, Inventions Assignment and Arbitration Agreement

Appendix A

To the extent any severance payments will be made under this letter agreement, such severance payments will be delayed as necessary pursuant to (A) the Release Requirement and (B) the provisions of Section 409A of the Code and the final regulations and any guidance promulgated thereunder (“Section 409A”), each as outlined below.

Release Requirement

The receipt of any severance pursuant to this letter agreement is subject to you executing and not revoking a release of claims agreement in a form acceptable to the Company (the “Release”) and provided that such Release is effective and irrevocable within sixty (60) days following your termination of employment or such shorter period specified in the Release (the “Release Deadline”). If the Release does not become effective and irrevocable by the Release Deadline, you will forfeit any rights to severance or benefits under this letter agreement. In no event will severance payments or benefits be paid or provided until the Release becomes effective and irrevocable. The Company shall execute and not revoke the Release once it has been executed by you.

Section 409A

(i) Notwithstanding anything to the contrary in this letter agreement, no severance pay or benefits to be paid or provided to you, if any, pursuant to this letter agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A (together, the “Deferred Payments”) will be paid or otherwise provided until you have a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to you, if any, pursuant to this letter agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until you have a “separation from service” within the meaning of Section 409A.

(ii) Any severance payments or benefits under this letter agreement that would be considered Deferred Payments will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th) day following your separation from service, or, if later, such time as required by clause (iii) below. Any installment payments that would have been made to you during the sixty (60) day period immediately following your separation from service but for the preceding sentence will be paid to you on the sixtieth (60th) day following your separation from service and the remaining payments shall be made as provided in this letter agreement.

(iii) Notwithstanding anything to the contrary in this letter agreement, if you are a “specified employee” within the meaning of Section 409A at the time of your separation from service, then, if required, the Deferred Payments, which are otherwise due to you on or within the six (6) month period following your separation from service will accrue, to the extent required, during such six (6) month period and will become payable in a lump sum payment on the date six (6) months and one (1) day following the date of your separation from service or the date of your death, if earlier. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this letter agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(iv) Any amount paid under the letter agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of clause (i) above.

(v) Any amount paid under this letter agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the “Section 409A Limit” will not constitute Deferred Payments for purposes of clause (i) above. “Section 409A Limit” will mean the lesser of two (2) times: (i) your annualized compensation based upon the annual rate of pay paid to you during your taxable year preceding your taxable year of your termination of employment as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your employment is terminated.

(vi) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. You and the Company agree to work together in good faith to consider amendments to this letter agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.